SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  February, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Prudential announces Taiwan Transfer

Embargo : 07.00am Friday 20 February 2009

PRUDENTIAL PLC ANNOUNCES TRANSFER OF ITS LEGACY AGENCY BOOK AND AGENCY FORCE IN TAIWAN TO CHINA LIFE INSURANCE OF TAIWAN

Prudential plc ("Prudential") announces that it has entered into an agreement to transfer the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd, of Taiwan ("China Life") for the nominal sum of NT$1.

The business being transferred represents 94% of Prudential's in-force liabilities in Taiwan and includes Prudential's legacy interest rate guaranteed products.

In addition, Prudential will invest £45m to purchase a 9.95% stake in China Life through a share placement.  China Life is currently ranked 4th  in the country and is one of Taiwan's fastest growing insurers offering a range of products through agency, broker and bancassurance channels.

As an EU domiciled company, Prudential adheres to the European Union Insurance Groups Directive ("IGD"), under which it is required to carry significant economic capital reserves against this back book. On completion of this transfer there will be a net increase in Prudential's IGD surplus of approximately £800m, further strengthening its already robust IGD position. The Group's embedded value as reported under the European Embedded Value ("EEV") principles will increase by £90m after restructuring costs. The transfer will have an estimated one-off IFRS negative impact of £595m including restructuring costs to be reported on completion. There is no impact on Prudential's dividend paying capacity.

The transferred business had IFRS gross assets at 31 December 2008 of £4.5bn, an IFRS operating profit pre-tax, based on longer-term investment returns, of £55m and an EEV operating profit pre-tax of £90m. The loss before tax on the IFRS and EEV bases were £(10)m and £(240)m respectively.

This deal will enable Prudential to focus on creating greater value in its wholly-owned and fast-growing life insurance operation, PCA Life Assurance Company Ltd, specialising in bank distribution through partnerships with Standard Chartered Bank and E.Sun and its successful asset management operation, PCA Securities Investment Trust Company Ltd.  The direct investment in China Life announced today will also be a source of incremental value.

The transfer is subject to regulatory approval.

Mark Tucker, Group Chief Executive of Prudential said:

"This agreement is enormously value enhancing for Prudential Group on several levels. We release significant capital to further strengthen our already very robust capital position; we improve our embedded value; and the transfer enables us to focus on both our rapidly expanding bank distribution through our successful partnerships with Standard Chartered Bank and E.Sun Bank and our asset management business. We also retain a significant interest in agency distribution in Taiwan through our shareholding in one of the largest and most reputable life companies in Taiwan.

"We see this as clear-sighted and active management of the Group to optimise shareholder value.  We continue to see Asia as the primary engine of growth for Prudential and our commitment to our unique agency distribution model and to the region is absolute".

ENDS

  Enquiries:

Media		Investors/Analysts
Jon Bunn	020 7548 3559	James Matthews	020 7548 3561
Ed Brewster	020 7548 3719	Jessica Stalley	020 7548 3511

About Prudential plc

*Prudential plc, is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £249 billion in assets under management (as at 31 December 2008). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain 'forward-looking statements' with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 20 February 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Jon Bunn

Name Jon Bunn
Title Director of Public Relations